EXHIBIT 4.4

Natural Gas

Sales Contract

VGP-146

In the City of Buenos Aires, on the fourth (4th) day of the month of June, 2004, between Wintershall Energía S.A., domiciled in Maipú 757, 10th floor, Buenos Aires; and MetroGAS S.A., domiciled in Gregorio Aráoz de Lamadrid 1360, 1st floor, Buenos Aires.

Wintershall Energía S.A. and MetroGAS S.A. have decided to celebrate this Natural Gas Sales Contract (hereinafter the "Contract") subject to the following terms and conditions:

1. Seller

1.1 Wintershall Energía S.A., hereinafter referred to as "Seller".

2. Buyer

2.1 MetroGAS. S.A., hereinafter referred to as "Buyer" and along with Seller, the "Parties".

3. Life and Duration

3.1 This Contract shall be valid from the moment of its signature and its duration shall extend until 06:00 am of the 1st of January of 2011.

3.2 The following 365, or 366 days in the case of leap years, are defined as "Years", which elapse from the day of validity of this Contract, established in article 3.1 above. When year is not written with a first capital letter, it shall be considered either a calendar year or the period of one (1) year, as required by the context.

4. Quantities

4.1 All the quantities of natural gas hereunder shall be expressed in standard cubic meters corrected to cubic meters equivalent of 9300 Kilocalories of superior calorific power per cubic meter ("m3 of 9300 Kcal/m3"). Natural gas in standard condition shall mean the amount of natural gas that at a temperature of fifteen (15) degrees Celsius and an absolute pressure of 101,325 kilopascals occupies a volume equivalent to one (1) cubic meter.

      Seller has the obligation to put at Buyer's disposal at the Point of Delivery up to a maximum daily quantity ("MDQ"), established as follows:

4.2.1 From the start of validity of the Contract until 06:00 am of the 1st of January of 2005, the MDQ shall be equal to one million eight hundred and seventy five thousand (1,875,000) m3 of 9300 Kcal/m3.

4.2.2 From 06:00 am of the 1st of January of 2005 until 06:00 am of the 1st of January of 2011 the MDQ shall be equal to two million, sixty five thousand and five hundred (2,065,500) m3 of 9300 Kcal/m3.

4.3 The Parties establish that the MDQ shall be divided as follows:

4.3.1 MDQ destined to Residential Gas, as defined in article 4.6, shall be a quantity of m3 of 9300 kcal/m3/day that shall not be greater than the MDQ, and shall be defined as "RMDQ".

4.3.2 MDQ destined to Industrial Gas, as defined in article 4.6, shall be the amount of m3 of 9300 kcal/m3/day that results as the difference between the MDQ and the RMDQ, and shall be defined as "IMDQ".

4.4 Every day, Seller, or a third party, shall put at Buyer's disposal the Adequately Nominated Quantity, as defined in article 6.2, plus five percent/less three percent (+5%/-3%) of operative tolerance.

4.5 In addition to other arrangements included in this Contract it is established that the Parties shall have the option to reduce the amount of the MDQ as follows: (i) as of 06:00 am on the 17th of February of 2007, a quantity of up to five hundred, sixty two thousand, five hundred (562,500) m3 of 9300 kcal/m3/day ("Option 1"), and (ii) as of 06:00 am of the 17th of February of 2009, a quantity of up to five hundred, sixty two thousand, five hundred (562,500) m3 of 9300 kcal/m3/day ("Option 2"). In case either of the Parties decides to exercise Option 1 and/or Option 2, it shall have to do so by sending a duly written notice to the other part, with an anticipation of no less than twelve (12) moths.

4.6 Given that the AGREEMENT FOR THE IMPLEMENTATION OF A NORMALIZATION SCHEME OF NATURAL GAS PRICES AT POINT OF ENTRY TO THE TRANSPORTATION SYSTEM, SET OUT BY DECREE 18/2004, approved by Resolution No. 208/2004 of the Ministry of Federal Planning, Government Investment and Services (hereinafter referred to as "ANCAPRE" - a copy of which is attached hereto), establishes that in the first stage, starting May 10th, 2004, an increase shall be applied as established in Tables 2 and 3 of the ANCAPRE, to the volumes destined to supply FD, FT, ID, IT, SGG, GNC, segment 3 SGP clients and Power Plants, as well as to the gas retained from these users (these volumes shall be hereinafter referred to as "Industrial Gas"), Buyer has the obligation to inform Seller every day about the proportion of volumes delivered under this Contract, which has been destined to supply Industrial Gas. All natural gas delivered under this Contract that is not Industrial Gas shall be considered gas destined to the R, segment 1 and 2 SGP, and segment 1 and 2 SDB users in the appropriate proportion to the aforementioned clients, and the gas that corresponds to these users (these volumes shall be hereinafter referred to as "Residential Gas").

4.7 On or before the fifth (5th) business day of the month immediately after any month in which natural gas deliveries have been performed under this Contract, Buyer has the obligation to inform Seller about the quantities of natural gas corresponding to Residential Gas and Industrial Gas. In case Buyer does not supply the information established in this article 4.7, Seller shall be able to invoice Buyer according to the daily information that would have been supplied by Buyer according to the previous article 4.6. If there are differences, they shall be compensated within the three (3) months subsequent to the date in which the appropriate invoice is issued.

4.8 In the event that, if what is set out in Decree PEN No. 181/2004, or its future regulations is applied, some of Buyer's FD, FT, ID, IT, SGG, segment 3 SGP, GNC Clients and/or Power Plants, should stop purchasing natural gas and celebrate a purchase agreement with third party natural gas providers, the amount of m3 of 9300 kcal/m3/day that the Client stops purchasing from Buyer shall be deducted from the MDQ in the proportion appropriate to the Contract, considering, to that purpose all the maximum daily amounts of the natural gas sales contracts held by Buyer at such time and the natural gas volume per basin that such Client purchases, unless the Parties agree differently.

5. Take or Pay Obligation

The minimum monthly quantity of natural gas that must be taken, and if it is not taken, must nevertheless be paid for by Buyer ("Take or Pay Quantity"), shall be 90% (ninety percent) of the sum of all MDQs, during each calendar month, with the following deductions: (i) the quantities corresponding to Fortuitous Cases or Force Majeure, (ii) the quantities that having been duly nominated by Buyer, were not made available to it by Seller due to different causes such as Fortuitous Cases and/or Force Majeure, and/or (iii) reductions in MDQ due to a Yearly Scheduled Maintenance.

6. Nominations

6.1 The Parties shall carry out their activities according to the Internal Regulation Procedures of Dispatch Centres issued by the National Gas Regulatory Body ("ENARGAS") in Resolution No. 716/98, which the Parties declare to be aware of and accept in all its parties, or the resolution that in the future substitutes or replaces it.

6.2 The nomination for any Operative Day, understood as the twenty-four (24) hour period, which begins at 06:00 am of each day and ends at 06:00 am of the following day, shall be for a quantity equal to or smaller than the MDQ ("Adequately Nominated Quantity"). Buyer must perform the nomination according to article 4.3 of this Contract, that is requesting Residential Gas and if it applies, Industrial Gas.

6.3 Regardless of the provisions of article 6.1, Buyer may only request that the nominated quantities for the same Operating Day be rescheduled as follows: (i) Since the Adequately Nominated Quantity shall be delivered, as much as possible, in constant levels per hour, the Shipper shall have to calculate the quantities of natural gas theoretically delivered up to the hour of the Operative Day in which the reprogramming is requested, plus two hours (needed to carry out the manoeuvres at the deposit), (ii) the quantity calculated in prior (i) shall be subtracted from the Adequately Nominated Quantity. The resulting quantity is defined as "Remaining Quantity", (iii) the Shipper shall only request the reprogramming of up to fifty percent (50%) of the Remaining Quantity.

6.4 Buyer shall make its best efforts to nominate a daily quantity of natural gas that exceeds fifty percent (50%) of the MDQ ("Minimum Daily Nomination").

6.5 Buyer shall have to notify Seller of any Nomination equal to zero (0) and of the following positive Nomination of natural gas no less than 24 hours in advance.

6.6 At Buyer's request, Seller shall be choose to deliver, on any Operative Day, quantities of natural gas in excess of the MDQ.

6.7 Seller's delivery of natural gas, and Buyer's reception at the Point/s of Delivery in defect or in excess of the Adequately Nominated Quantity and that have been authorized by Transportadora de Gas del Sur S. A. ("TGS") are considered a misbalance. The fines, penalties or charges originated by misbalances, shall be the responsibility of the party that produces them. If Seller causes the misbalance (and this causes a fine, penalty or charge established by the current laws), the latter shall have to issue a note of credit in favour of Buyer, according to the billing procedure established in article 14.8.

7. Recuperation Gas

7.1 Buyer shall recuperate the quantities of natural gas that it has not taken, but that were billed and paid for by the implementation of article 5 of this Contract. The quantities of natural gas that Buyer has a right to recuperate, to be calculated according to article 7.3, shall be called "Deferred Quantities".

7.2 Buyer shall be able to take the Deferred Quantities during the twelve (12) months immediately after, starting from the month in which each of the Deferred Quantities have been paid for, and always as long as Buyer has taken all the natural gas corresponding to the Take or Pay Quantity during the month in which it takes the Deferred Quantities. As long as there are Deferred Quantities, the quantities taken by Buyer in excess of the Take or Pay Quantity shall be automatically considered as recuperation of Deferred Quantities.

7.3 The recuperation of Deferred Quantities shall be carried out as follows: (i) an account in Pesos shall be set up with the sum that results from multiplying the Deferred Quantities by the Weighted Sales Price (WSP) as defined in article 13.3.1 of this Contract, in force at the time when the Deferred Quantities are generated, (ii) the Deferred Quantities that Buyer shall recuperate according to article 7.1 shall be calculated by dividing the balance of the account calculated according to the previous (i) article by: (a) if the Deferred Quantities are destined to Residential Gas, the SPA shall be taken into account, or (b) if the Deferred Quantities are destined to Industrial Gas, the SPB shall be taken into account, as defined in article 13.3.2 of this Contract, in force during the month in which the Deferred Quantities are taken. Buyer shall only recuperate Deferred Quantities in M3 of 9300 Kcal/m3.

7.4 If at the expiration of the duration of this Contract, Deferred Quantities should exist, Seller shall have to make available to Buyer the following daily quantities:

7.4.1 During the 12 months immediately after the expiration of this Contract, (i)

Winter Period (as defined below) up to a maximum of twenty percent (20%) of the last MDQ in force, and (ii) during the Summer Period (as defined below), up to a maximum of thirty percent (30%) of the last MDQ in force.

7.5 If Seller, for reasons other than those established in articles 15 and/or 16 of this Contract, failed to make available the quantities requested by Buyer according to what is established in article 7.4, Seller at its own discretion shall be able to: (i) extend the recuperation period established in article 7.4, adding to such recuperation period one Operative Day for each Operative Day in which Seller has not made available to Buyer all or part of the requested quantities, or (ii) reimburse Buyer the equivalent amount in Pesos that results from multiplying the quantities that were not made available to Buyer by the Sales Price.

7.6 Definitions: (i) "Winter Period" is the lapse of time between 06:00 am of the 1st of May of a given year and 06:00 am of the 1st of October of the same year, and (ii) "Summer Period" is the lapse of time between 06:00 am of the 1st of October of a given year and 06:00 am of the 1st of May of the year immediately after.

8. Carry Forward

8.1 If at the end of each Summer Period the quantities of natural gas taken and paid for by Buyer, not including the Deferred Quantities that Buyer could have eventually taken, according to what is indicated in article 7 of this Contract, were to exceed the Take or Pay Quantity established in article 5, Buyer's Take or Pay obligations shall be reduced for the Summer Period immediately following in a percentage equal to the natural gas taken in excess by Buyer in relation to the Take or Pay percentage established in article 5, up to a maximum of six percentage points (6%) of the MDQ in force at each time.

8.2 If during any Summer Period, Buyer does not exercise the right established in article 8.1, or exercises it partially, it shall be able to defer the unused percentage, adding it to the following Summer Period/s, but in no case the reduction shall be able to exceed the maximum of six percentage points (6%) established in article 8.1 of this Contract.

9. Seller Non Compliance

9. 1 If Seller was not to put at Buyer's disposal the Adequately Nominated Quantity, and this failure to deliver was not due to the causes established in articles 15 and/or 16 of this Contract, Seller shall have to:

9.1.1 Make its best efforts to supply Buyer with natural gas proceeding from alternative sources ("Substitute Natural Gas"), Seller shall assume the eventual higher costs that could represent for Buyer to take such Substitute Natural Gas.

9.1.2 In case of not being able to supply Substitute Natural Gas, Seller, as only remedy, shall have to pay Buyer one hundred and forty percent (140%) of the Weighted Sales Price (WSP) established for the corresponding period, with respect to the quantity of m3 of 9300 Kcal/m3 that Seller may not have delivered on each day for reasons other than those established in articles 15 and/or 16.

9.2 Additionally to what is established in articles 9.1.1 and 9.1.2, if the lack of availability is due to the sale of natural gas to a third party without the specific authorization of Buyer, and if such situation causes Buyer a shortage, Seller shall be responsible for any penalty, fine or sanction that could be applied to Buyer by TGS and/or ENARGAS and/or the competent authority that in the future might substitute or replace it, that is directly related to such lack of availability.

9.3 Buyer shall make its best efforts to mitigate any cost or damage payable by Seller.

9.3 The payment of the amounts established in article 9.1 and 9.2 shall be the only compensation to Buyer originated by Seller's failure to supply and shall have to be instrumented through the issuance of a Note of Credit in favour of Buyer, according to the billing procedure established in article 14.8 of this Contract.

10. Delivery Point/s

10.1 The Delivery Point/s shall be located in the Austral Basin (Cuenca Austral) (Tierra del Fuego's reception sub-zone), on the San Martin gas pipeline of Transportadora de Gas del Sur S.A. ("TGS"), and they shall be the place where the measurement and assignment of responsibility and risks of the natural gas hereunder takes place.

10.2 Seller shall be responsible for all the costs and expenses (including fiscal costs of any nature) for the natural gas hereunder up to the Delivery Point/s.

10.3 Buyer shall be responsible for all the costs, expenses (including fiscal costs of any nature) and obligations related to the transportation of natural gas beyond the Delivery Point/s.

10.4 Seller, in agreement with Buyer, shall be able to change the Delivery Point/s to a basin other than the Austral basin, for all or part of the quantities of the natural gas hereunder, as long as such change does not generate higher costs, or adverse operative situations for Buyer in the Delivery Point/s where the natural gas hereunder is delivered to TGS and/or TGN for transportation. Seller shall communicate to Buyer beforehand of its intentions to change the Delivery Point/s. Buyer shall make its best efforts to facilitate what is established in this article.

11. Quality Specifications

The natural gas hereunder shall comply, at the Delivery Point/s, with the quality standards established in ENARGAS Resolution No. 622/98 or with the one that in the future substitutes or replaces it, and which Seller declares to know and accept in all of its parts.

12. Processing

12.1 Before and after the Delivery Point/s, Seller has the right to extract any component from the natural gas, with the exception of methane ("Processing"), establishing that in such cases the calorific power shall not be reduced to values below those necessary to comply with the Quality Specifications established in article 11 of this Contract.

12.2 After the Delivery Point/s, Buyer has the right of Processing ten percent (10%) of the quantities of natural gas effectively delivered. Seller can therefore perform the Processing of the remaining ninety percent (90%). Buyer's right to Processing shall be valid until 06:00 am on January 1st of 2005. As of this date, Seller shall have one hundred percent (100%) of the right to Processing.

12.3 If Seller exercises its right, according to what is indicated in article 12.2, it shall have to contract the transportation capacity necessary to compensate the calories retained in the Processing, corresponding to the quantities of natural gas effectively processed by Seller, having to maintain at all times the Quality Specifications established in article 11 of this Contract.

12.4 During the days in which Seller does not exercise its right totally or partially, according to what is established in article 12.2, Buyer shall have the first priority to process for itself the total or partial quantity of natural gas not processed by Seller and without any compensation in favour of Seller.

13. Sales Price

13.1 Buyer shall pay Seller the sales price for the quantities of natural gas delivered and taken, or those made available to Buyer in the Delivery Point/s and not taken (Take or Pay Quantities), according to the terms of this Contract.

13.2 The sales price shall be expressed with up to six (6) decimals, in Pesos per m3 of 9300 Kcal/m3 ("$/m3 of 9300 kcal/m3"), and it shall be calculated according to what is established in the ANCAPRE.

13.3 The sales price is established as follows:

13.3.1 The Residential Gas Sales Price, "SPA", shall be equal to 0.039461 $/m3 of 9300 kcal/m3 and its variation is defined according to Annex I-b of the ANCAPRE.

13.3.2 The Industrial Gas Sales Price, "SPB", shall be equal to 0.039461 $/m3 de 9300 kcal/m3 with the increase percentages of Resolution 208/04 of the Ministry of Federal Planning, that in its first stage correspond to 42.71% as of May 11th 2004; and then subsequent cumulative increases of 19.46% as of October 2004, May 2005 and July 2005. All other dispositions of competent authorities that modify these dates or percentages shall be reflected in the SPB.

13.4 The SPA and SPB shall be equal to those approved by ENARGAS for Buyer's tariff tables ("ENARGAS Price"), for each Winter Period and/or Summer Period. In case there any differences should exist, the ENARGAS Price shall prevail.

13.5 Seller shall be responsible for the totality of taxes, duties, royalties and other charges applicable up to the Delivery Articles. Buyer shall be responsible for the totality of taxes, duties, royalties and other charges applicable from the Delivery Point/s. The Sales Price includes all transportation expenses up to the Delivery Point/s, including gas treatment, compression, Seller's measurement equipment and connection expenses. The sales Price does not include the value added tax (VAT), the surcharge of the Fiduciary Fund for residential gas consumptions (Section 75 of Law 25565), nor does it include any other national or provincial duty payable by Buyer.

13.6 Sales price review

13.6.1 After the 1st day of January of 2007 and before the 15th of March of 2007, either Party shall be able to request in writing the review of the SPA and/or the SPB.

13.6.2 The review established in article 13.6.1 shall have to take place, at the most, during a period of sixty (60) days starting from the reception of the notice from the Party interested in the review. In case the Parties fail to reach an agreement within the time frame previously established, either one of the Parties can consider the Contract as cancelled.

14. Invoicing and Payments

14.1 Buyer shall have to make monthly payments, in Pesos ("Pesos") in the account stipulated by Seller, with payment date within the 15 days after receiving each invoice issued by Seller, or the last business day (whichever is the latest), of the month following that in which the deliveries of natural gas took place. The payment date is understood as the day in which the funds are actually credited.

14.2 If the last payment day is Saturday, Sunday or bank holiday in the market where the payment must take place, the payment must be made effective the immediately prior business day.

14.3 The amounts owed by Buyer to Seller for the application of article 5 in this Contract, (Take or Pay Quantity), shall be invoiced at each month's SPA, along with that month's invoice. The Deferred Quantities shall be accounted for at the end of each month.

14.4 In case of disagreements with regards to any of the invoices, Buyer shall only pay the amount not subject to controversy and shall duly and immediately notify Seller about the reasons for its objection.

14.5 When the amount in dispute is equal to or greater than two hundred and fifty thousand Pesos ($250,000), such amount shall have to be, at Buyer's discretion: (i) paid by Buyer, subject to subsequent recovery; or (ii) deposited in an account ("Escrow Account"), that yields interests in a bank or another financial institution set by the Seller, until the controversy is resolved.

14.6 The Parties shall negotiate in good faith immediately after any notice regarding any invoice that is subject to controversy, with the purpose of solving the dispute in a mutually acceptable manner. If the dispute is not resolved within the thirty (30) days following the reception of due notice, then, upon the request of either party, the dispute shall be subject to arbitration according to article 18 of this Contract. After the controversy is resolved, the prevailing Part shall have the right to receive the amount subject to controversy plus an interest equal to 150% of Banco Nacion's interest rate for 30 day deposits in local currency from the expiration of the payment date (or from the date that would have been set as the due date), up to the day of the actual payment. The amount generated by the interests yielded in virtue of the option established in section (ii) of article 14.5 shall be subtracted from the interests established in article 14.6.

14.7 Without detriment to other resources that Seller has available, the failure to pay the amounts owed in virtue of this Contract, other than those resulting from an objection raised in good faith, shall be subject to an interest rate equal to 150% of Banco Nacion's interest rate for 30 day deposits in local currency, for the days of the delay.

14.8 Seller shall have the right to invoice Buyer on the basis of preliminary TGS allocations, if confirmed allocations were not to be available. If differences between the preliminary and final allocations should occur, Seller shall issue the corresponding note of credit/debit, in the period of seventy two (72) hours after receiving the confirmed allocations from TGS, which: (i) in the case of note/s of debit, they shall be paid within a period of 15 (fifteen) days from their issuance, or (ii) in the case of note/s of credit, they shall be cancelled with the first invoice issued by Seller.

15. Fortuitous Case or Force Majeure

15.1 The legal scopes and effects envisaged in the Argentine Civil Code, and Buyer's Service and TGS's Regulations, as well as the Cas Fortuit or Force Majeure provisions shall apply in the following situations:

15.2 Regarding Buyer, the following situations shall be considered Fortuitous Case or Force Majeure:

15.2.1 Any Force Majeure event that physically affects Buyer's facilities, as long as Buyer distributes the impact of the Force Majeure in a proportional manner among its different suppliers on the basis of the average distribution registered in the sixty (60) days immediately prior to the Force Majeure event.

15.2.2 Any Force Majeure event that physically affects TGS's Sam Martin gas pipe up to Greater Buenos Aires, that prevents Buyer from using its transport capacity contracted on firm, as long as Buyer proportionally distributes any capacity available among the natural gas supplied from different providers on the basis of the average distribution registered in the sixty (60) days immediately prior to the Force Majeure event.

15.3 For the sake of clarity, it is indicated that Fortuitous Case or Force Majeure do not include, for whatever reason, the absence or reduction of the demand or the Force Majeure of Buyer's client/s, or situations related to Buyer's and/or its client/s' credit risks.

15.4 Regarding Seller, the following situations shall be considered Fortuitous Case or Force Majeure:

15.4.1 Any Force Majeure event that affects Seller's facilities and/or the facilities of third parties used for the delivery of natural gas to the Delivery Point/s. In such cases, Seller expresses its intention to deliver Substitute Gas, as long as it is available.

15.4.2 Any government authority disposition or decision, prior or subsequent to the signing of this Contract, that prevents or prohibits Seller to sell and/or deliver the natural gas under the terms of this Contract.

15.5 Neither Party can invoke Force Majeure to justify the failure to pay liquid and payable amounts of money.

15.6 Affected Parties shall send due notice (the fax being accepted as such), of all Force Majeure events, having to describe the event, the causes, the duration of the effect and the best estimate of the time it shall take to re-establish the normal operation of facilities (within 48 hours of its occurrence and ending). The Parties shall have the right to check such Force Majeure events.

16. Maintenance Tasks

Seller, subject to previously notifying Buyer with no less than sixty (60) days prior notice, shall be able to designate, during any Summer Period, one or more periods, which in total shall not exceed fifteen (15) Operative Days over each Summer Period, during which the MDQ shall be reduced to perform major work and/or the maintenance of facilities ("Annual Scheduled Maintenance"). As much as possible, Seller shall try to carry out the Annual Scheduled Maintenance between the months of October of one year and January of the following year.

17. Cancellation

17.1 Buyer shall cancel this Contract if Seller, for any reason other than Fortuitous Case of Force Majeure, fails to supply Buyer with natural gas acceptable to be transported for a period of time longer than fifteen (15) consecutive Operative Days during any Winter Period and/or thirty five (35) consecutive Operative Days during any Summer Period, without detriment to the application of the corresponding responsibilities in article 9 of this Contract that may have accrued up to the moment of cancellation. Buyer's cancellation of this Contract according to this article shall be without detriment to its right to claim any sum owed by Seller, who shall not have the right to claim any compensation with regards to the mentioned cancellation.

17.2 If Buyer does not fulfil its obligation to pay the totality or part of the invoice/s issued by Seller, and the invoice/s are not subject to a dispute resolution procedure under the terms established in article 14 of this Contract, Seller, after thirty (30) consecutive days from the expiration of the payment date of the invoice, shall be able to discontinue the deliveries of natural gas, until effective payment is received. If within the forty five (45) days following the expiration of the invoice Buyer does not pay the amount owed plus the appropriate interests, Seller shall cancel this Contract, without the need for any announcement or additional notice. Seller's cancellation of the Contract, according to this article, shall be without detriment to the right to claim any sum owed by Buyer, who shall not have the right to claim any compensation with regards to the mentioned cancellation or to request the recuperation of Deferred Quantities.

17.3 The Parties shall cancel this Contract without any compensation when due to Force Majeure of TGS, Force Majeure of Buyer and/or Force Majeure of Seller, the Parties are unable to deliver or accept the delivery of natural gas, as applicable, for a period grater than three (3) consecutive months.

17.4 Seller shall be able to cancel this Contract without any compensation, after notifying Buyer for a period of fifteen (15) business days for its compliance, if during the time the Contract is in force, Buyer does not inform Seller the corresponding values as established in articles 4.6 and/or 4.7 of this Contract.

17.5 This Contract shall be automatically cancelled in case the Normalization Agreement is left without effect with regards to Seller (Article 10 of the Normalization Agreement) without need for further announcement or additional notice.

18. Applicable Laws and Arbitration

18.1 This agreement shall be governed and construed in conformity with the laws applicable in the Republic of Argentina.

18.2 All the disputes, with the exception of those that it is agreed that will be submitted to an expert, shall be submitted to legal arbitration by a tribunal of three (3) arbitrators in Buenos Aires and in Spanish language, according to the International Chamber of Commerce's Conciliation and Arbitration Regulation.

19. Assignment

19.1 Assignment by Seller

19.1.1 Seller shall be able to freely assign, totally or partially, its participation in this Contract to any of its respective affiliates, or to the other members of the UTE CMA-1, having to previously inform Buyer.

19.1.2 The assignment of the rights under this Contract shall be proportional to the assignment of the rights to the UTE CMA-1.

19.1.3 Seller has the right to assign, totally or partially, its interest, rights and obligations in virtue of this Contract, prior written consent of Buyer, which can only be denied by duly justified reasons. When such assignment takes place, the assignee shall have to present the guarantees requested by Buyer, and shall take on its part of all the rights and obligations according to this Contract.

19.2 Assignment by Buyer

19.2.1 Previous written notice to Seller, Buyer shall be able to assign, totally or partially, its interest, rights and obligations according to this Contract, to any company directly controlled by Buyer (with the same credit solvency as Buyer). When such assignment takes place, the assignee shall take on its part of all the rights and obligations according to this Contract.

19.2.2 Buyer has the right to assign, totally or partially, its interest, rights and obligations in virtue of this Contract, prior written consent of Seller (which can only be denied by justified reasons). When such assignment takes place, the assignee shall have to present the guarantees requested by the Seller, and shall take on its part of all the rights and obligations according to this Contract.

19.3 Nothing in this article shall prevent the Parties from transferring as guarantee its respective rights according to this Contract.

20. Confidentiality

20.1 The Parties shall keep the confidentiality of this Contract at all times. Disclosure of information shall only take place in as much as it is necessary to move forward with the proposed transaction. No press release statement shall be released without prior written consent from the Parties.

20.2 Regardless of what is indicated in article 20.1, it is established that confidentiality shall not prevent the Parties from complying with any disclosure request or requirement in virtue of some disposition or in accordance to the requirements of ENARGAS or the Energy Secretariat of the Republic of Argentina or other institution/s that replace them, any court with jurisdiction, of any other government agency or institution with jurisdiction in the matter, or as required by the law.

21. Notices

21.1 For all legal purposes hereof, the Parties establish the following domiciles, where all notices served upon the Parties shall be deemed to be valid:

Seller:

Wintershall Energía S.A

Maipú 757, Piso 10o.

Buenos Aires

Republica Argentina

Fax: (54-11) 5554-2701

Attn. Marketing Manager

Buyer:

MetroGAS S.A.

Gregorio Aráoz de Lamadrid 1360, Piso 1o.

Buenos Aires

Republica Argentina

Fax: (54-1) 4309-1201

Attn. Purchase and Transportation of Gas Manager

21.2 The Parties shall be able to change their special addresses established, having to duly notify the other Part to that effect with no less than ten (10) days prior due notice.

21.3 Notices regarding the daily operations of this Contract can be sent by fax or another electronic means. Those regarding the failure to comply with events or acts that imply the imputation or alteration of the responsibility resulting from this Contract shall be notified in writing and in a due manner.

22. Suspension of Claims. Consent

22.1 Seller ratifies the obligations assumed pursuant to article 2 "Suspension of Proceedings and Waivers" of ACANPRE's Supplementary Minutes.

22.2 Furthermore, in order to comply with the provisions of article 2.5.iii) of ACANPRE's Supplementary Minutes, Buyer gives its consent to: (i) the interruption of the running of the statute of limitations foreseen in article 2.3 of ACANPRE's Supplementary Minutes; (ii) the suspension of the proceedings already initiated in whatever jurisdiction, and (iii) the waiver to invoke the extinction of obligations due to the running of the statute of limitations and the lapsing of the proceedings during the life of the commitment foreseen in article 2.1 of ACANPRE's Supplementary Minutes

22.3 Following what was established in article 22.2, the parties agree to sign any other documentation that could be deemed necessary to the effects of complying with the commitments agreed to by the Buyer in the aforementioned article.

In conformity, two (2) copies of this Contract are signed of the same tenor and to one effect.

For MetroGAS S.A. For Wintershall Energía S.A.